LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

April 14, 2014

Michael Clampitt, Esq.

Senior Counsel

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Center Bancorp, Inc.
Registration Statement on Form S-4
Filed March 6, 2014
File No. 333-194348
Form 10-K for the Fiscal Year Ended
December 31, 2013
Filed March 5, 2014
File No. 000-11486
ConnectOne Bancorp, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2013
Filed March 5, 2014
File No. 001-35812

Dear Mr. Clampitt:

Center Bancorp, Inc. (the “Company” or “Center”) is in receipt of your letter to Anthony C. Weagley, the Company’s President and Chief Executive Officer, dated April 2, 2014 (the “Comment Letter”). Concurrent with the Company’s filing of Amendment No. 1 to its registration statement on Form S-4 (the “Registration Statement”), the Company has authorized the undersigned to respond to the Comment Letter on its behalf in the manner set forth below. To assist the Staff in its review, we have set forth below each SEC comment verbatim, followed by the Company’s response. All page references in the responses are to the pages in Amendment No. 1 to the Registration Statement.

Cover Page/ConnectOne Letter to Shareholders

Comment 1: Please revise the cover page to:

•	indicate the maximum number of shares of Center’s common stock estimated to be issuable upon the completion of the merger; and

•	highlight the cross-reference to the risk factors section by means of prominent type or in another manner as required by Item 501(b)(5) of Regulation S-K.

Company Response: The requested changes have been made to both the ConnectOne cover letter and the Center cover letter.

Summary

Agreements with Center’s largest shareholder ..., page 14

Comment 2: Revise to disclose the earliest date that Mr. Seidman can demand a registration of his shares and the estimated number of shares, assuming the completion of merger, that will be required to be sold to bring his holdings down to 4.99%. In addition, add a risk factor describing the risk to the market price if such a large number of shares are sold by Mr. Seidman in the next year.

Company Response: The requested changes have been made (page 14) in order to indicate that Mr. Seidman may commence selling shares once the Center shareholders have voted conclusively on the merger. The Company will insert the date of the Center shareholder meeting once the date for the meeting has been set. A risk factor (entitled “The contractual obligation requiring Lawrence B. Seidman, Center’s largest shareholder, to reduce his beneficial ownership to 4.99% of the outstanding shares of the combined company’s common stock may depress the market price of the combined company’s common stock when those shares are sold.”) has been added as well (pages 40-41).

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data, page 28

Comment 3: The staff notes that the line item titled Cash dividends declared per common share under the title Per Common Share: for the year ended December 31, 2013 of $.30 per share is not consistent with Center’s historical amount of common dividends declared of $.28 per share appearing in Item 5. Market for the Registrant’s Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities - Security Market Information on page 29 of the Form 10-K. The cash dividends per share of $.28 that appear under Selected Consolidated Historical Financial Data of Center on page 21 also differs from the cash dividends per share of $.30 that appear on page 28 and 37. Please advise or revise to present the correct amount of the cash dividends paid on all of the relevant pages.

Company Response: The Company has revised the $0.30 references that appeared under “Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data” (page 28) and “Comparative Per Share Data” (page 37); the corrected amount is $0.28 (the historical amount) and not $0.30 (the current annualized rate).

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements. page 29

Comment 4: Please revise the 3rd bullet point to refer to the audited historical consolidated financial statements and accompanying notes as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 included in

ConnectOne’s Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference in this joint proxy statement and prospectus.

Company Response: This revision has been made (page 29).

Note 1 - Basis of Presentation, page 32

Comment 5: Please tell us how you concluded that this transaction constituted a business acquisition of ConnectOne Bancorp by Center Bancorp for accounting purposes as opposed to a reverse acquisition of Center Bancorp by ConnectOne. Please be sure to tell us the terms and the value of shares exchanged in the merger transaction by the respective parties, the relative voting rights of the respective parties in the combined company and the entity whose owners have the ability to elect, appoint or remove a majority of the board of directors. Please also provide any additional persuasive evidence supporting your current accounting treatment such as any additional quantitative or qualitative analysis prepared by management as part of this determination. Please refer to ASC 805.

Company response: Application of the acquisition method requires the identification of the acquiring entity because the assets and liabilities of the acquired entity are remeasured to fair value. In identifying the acquiring entity (i.e., the entity that obtains control of the acquiree), the management teams of Center and ConnectOne have evaluated the guidance in Topic 810, Consolidation. Under Topic 810, control is generally defined as the ownership of more than 50% of the voting securities of the acquired entity or entities. Because the guidance in Topic 810 does not clearly indicate which of the combining entities is the acquirer in the Center/ConnectOne Merger, the managements of the two bank holding companies have evaluated paragraphs 805-10-55-12 and 55-13, which provide the following guidance to determine the acquiring entity. Paragraph 805-10-55-12 states the following:

“In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.”

 The management teams of Center and ConnectOne have evaluated the criteria set forth above and other factors and have noted the following:

•	After consideration of outstanding shares, options and awards, the ownership after the closing will be held approximately 54.0% by Center’s shareholders and approximately 46.0% by ConnectOne’s shareholders. This situation will remain in effect until the earlier of six months after the closing of the Merger or the record date for the 2015 annual meeting of shareholders of the combined company (such earlier date, the “2015 Date”). At that point, if Lawrence Seidman, the principal shareholder of Center, has not reduced his beneficial ownership to 4.99% of the outstanding shares of the combined entity (the “Maximum Threshold”), then, by agreement, shares held by Mr. Seidman in excess of the Maximum Threshold will be voted on all matters in the same proportion as all other outstanding shares are voted. As of the 2015 Date, the voting will be split approximately 50.0% to each of the combined entities with respect to shares held by Mr. Seidman in excess of the Maximum Threshold. It should be noted that there are no additional agreements in place that bear on the future ownership percentages of the organization. Based on the criteria of paragraph 12.a alone, Center would be determined to be the acquirer at least until the 2015 Date, while the long term proves to be inconclusive as both entities will own approximately 50.0%.

•	Mr. Seidman will hold the largest interest in the combined entity with approximately 12.5% at inception if he continues to retain his existing ownership through closing. Through the voting and sell-down agreements, his voting rights will be reduced to 4.99% as of the 2015 Date, at which time he is expected to retain the largest share ownership of the combined company. Based on the criteria of paragraph 12.b, Center would be determined to be the acquirer.

•	Because the governing body (the Board of Directors of the combined company) is split with six members from each respective organization, the ability to elect or appoint directors rests with the ownership group. Consistent with paragraph 12.a, with respect to this criteria alone, this factor is neutral.

•	Senior management of the organization will be comprised of members of the managements of both Center and of ConnectOne. Mr. Sorrentino and Mr. Burns of ConnectOne will hold the titles of CEO and CFO, while Mr. Weagley will hold the title of COO. Based on the criteria of paragraph 12.d alone, ConnectOne would be given the weight of the evidence.

•	Based on the terms of the merger agreement, ConnectOne shareholders are receiving a premium over the pre-combination fair value of approximately 22%, based on a closing stock price of $39.83 pre-combination, versus a closing stock price of $48.49 on the day after the announcement of the signing of the merger agreement. While Center’s shareholders also experienced an increase in stock price after the announcement, the increase was only 9% in stock price, using the same pre-combination and post-combination measurements at closing. Based on this criteria alone, Center would be determined to be the acquirer.

Furthermore, the managements of Center and ConnectOne evaluated paragraph 805-10-55-13, which states the following: “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.” The managements considered this paragraph and expanded the discussion to other significant banking metrics as noted below:

•	Center is the larger company based on pre-combination total consolidated assets as of December 31, 2013, providing approximately 57.4% of the total consolidated assets of the combined entity before consideration of purchase accounting adjustments.

•	Center is the larger company based on deposits as of December 31, 2013, including core deposits, a common measurement of franchise value for banking organizations. Center’s core deposits as of that date are $1.2 billion, or 68% of the combined entity, versus ConnectOne’s core deposits of $550 million.

•	Center is the larger company based on pre-combination stockholders’ equity as of December 31, 2013, with 56.9% of stockholders’ equity before consideration of purchase accounting adjustments.

•	As of December 31, 2013, Center had approximately $159 million of risk-based capital and approximately $169 million of total regulatory capital, while ConnectOne had approximately $130 million of risk-based capital and approximately $144 million of total regulatory capital as of December 31, 2013. On a combined basis calculated as of December 31, 2013, Center will provide 55% of the risk-based capital and 54% of the total regulatory capital.

•	Center is the larger company based on revenues (calculated as interest income plus non-interest income) for the year ended December 31, 2013, with 57% of the pre-combined total revenues.

•	Center is the larger company based on earnings for the year ended December 31, 2013, with 66% of the pre-combined total consolidated net income.

•	Center is the larger company based on branch locations and has approximately 60% of the total number of branches of the proposed combined entity.

•	Center is the larger company based on number of employees, with approximately 63% of the total number of employees of the proposed combined entity.

Based on the criteria of paragraph 55-13, the management teams of Center and ConnectOne have concluded that Center is both the legal and accounting acquirer. As noted in paragraph 55-12, while there is a predisposition that the legal acquirer is the accounting acquirer, there are implications that could weigh in favor of the entity that is not the legal acquirer to be considered the accounting acquirer. The management teams have considered the implication of ASC 805-10-55-12 and 55-13 in reaching the determination that Center is the accounting acquirer by analyzing the overall weight of the above-mentioned evidence. The determination of the accounting acquirer is based on the criteria presented in ASC 805 as noted above.

Comment 6: We note your disclosure that the closing price of Center Bancorp, Inc.’s common stock as of January 17, 2014 was used for purposes of presenting the Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of December 31, 2013. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise the related notes and the book value per common share under the title Center and ConnectOne - Pro Forma Combined in the Comparative Per Share Data appearing on page 37, accordingly. In addition, please expand Note 1 to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes based on percentage increases and decreases in the recent stock price.

Company response: The book value per common share under the caption “Center and ConnectOne – Pro Forma Combined” in the Comparative Per Share Data and the related notes have been revised (page 37) to reflect the closing price of Center’s common stock on April 2, 2014 -- $19.19. Please note that April 2, 2014 was selected so that the parties would not recalculate the numbers each day until the filing of Amendment No. 1 was made. The pro forma balance sheet (page 30) and Note 1 (page 32) have been revised as well to reflect the new closing price. Center has revised Note 1 to reflect the sensitivity analysis suggested by the Staff.

Note 2 - Estimated Merger and Integration Costs, page 32

Comment 7: You estimate that the majority of your merger-related costs of $13 million will be incurred in 2014 and 2015. Please disclose that nature and amount of these costs. Please also disclose how these merger costs are expected to impact the earnings and liquidity of the newly combined companies going forward and clearly identify this disclosure as forward-looking information.

Company response: The Company has revised Note 2 to the pro forma financial statements to include the disclosures requested by the Staff (pages 32 and 33).

Note 4 - Pro Forma Merger Adjustments

Consolidated Balance Sheet, page 33

Comment 8: Please expand the relevant notes to ensure that they disclose how you determined the amount of the premiums and discounts and the relevant assumptions.

Company response: The applicable subsections of Note 4 to the pro forma financial statements (beginning on page 33) have been expanded to disclose how the premiums and discounts were determined, along with general assumptions.

Statements of Net Income, page 34

Comment 9: Please disclose how you determined amortization based on the weighted average life of five years for your loans, deposits and borrowings. With a view toward expanded disclosure, please describe the straight-line by maturity pool of deposit method appearing in adjustment K and the straight line by maturity pool method appearing in adjustment L.

Company response: The amortization of the premium for the time deposits and borrowings is over two years and three years, respectively, due to the term to maturity of the products. The amortization method to be used is the level yield method. The previous description of straight line by maturity pool method has been replaced with the level yield method description. The amortization of the loan yield premium was previously straight line over five years. Management has changed the method to the level yield method, also over five years. The applicable subsections of Note 4 to the pro forma financial statements have been changed accordingly (pages 33 and 34).

Risk Factors

Risks pertaining to the proposed merger, page 38

Comment 10: We note your disclosure on page 87 under the section headed “Legal Proceedings” regarding the merger litigations. Please add a risk factor disclosing the same and provide a brief summary of the claims made by the plaintiffs.

Company response: The Company has added a risk factor (entitled “Legal proceedings commenced after the announcement of the merger may delay consummation of the merger, result in increased expenditures and consume the time and attention of our executive officers”) along the lines suggested by the Staff (page 41).

Comment 11: Please add a risk factor indicating that neither of the fairness opinions received in connection with the merger has been updated since its date of issuance.

Company response: The Company has added a risk factor (entitled “The fairness opinions issued to the boards of directors of ConnectOne and Center present conclusions as of the dates that they were rendered and have not been updated since their respective times of issuance.) along the lines suggested by the Staff (page 42).

The Meetings

Voting Your Shares, page 45

Comment 12: Revise to quantify the estimated cost of the merger compensation proposal. You can disclose it in the bullet on page 46 or another appropriate place in the Proxy/Prospectus.

Company response: The Company has inserted the estimates on (page 47) as requested by the Staff. This information is derived from the information stated elsewhere in the Registration Statement.

The Merger, page 50

Comment 13: Please revise to discuss in greater detail why the management of Center decided to pursue a business combination with ConnectOne rather than other third parties.

Company response: The Company has inserted a disclosure relating to the rationale of the managements of both Center and ConnectOne (page 53).

Comment 14: Please revise, beginning with the last paragraph on page 52, to disclose in greater detail the “basic terms” of the merger transaction that were “considered and refined” by the parties during October and November 2013.

Company response: The Company has identified the basic terms that were considered and refined during the period identified by the Staff (page 54).

Comment 15: You disclose that from January 9, 2014 through January 20, 2014, the parties’ counsels negotiated the terms of the definitive merger agreement. Please disclose in greater detail the terms that were negotiated and agreed upon.

Company response: Additional detail has been added about the items negotiated by counsel during the period identified by the Staff (page 55).

Comment 16: Please discuss in greater detail the negotiation, if any, of the deal protection provisions, including the termination fee.

Company response: The Company has provided additional detail regarding the negotiation of the deal protection provisions. As noted in the disclosure, the principal focus was on establishing essentially parallel obligations (page 55).

Comment 17: Revise your disclosure to clarify whether ConnectOne received any indications of interest from other potential acquirors regarding a possible acquisition of ConnectOne.

Company response: The text has been revised to confirm Center’s understanding, as confirmed by ConnectOne, that no such indications of interest were received by ConnectOne (page 55).

Comment 18: Please provide us with copies of the board books that were provided to the respective boards of directors.

Company response: The board book prepared by KBW and delivered to Center’s board and the board books prepared by FinPro and Raymond James and delivered to ConnectOne’s board will be furnished to the Staff by separate letters (requesting confidential treatment of such materials under the Freedom of Information Act) from counsel representing these firms.

Comment 19: We note your disclosure that senior management of each party provided certain projections and financial forecasts to each of Raymond James & Associates, Inc. and Keefe, Bruyette & Woods, Inc. Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

Company response: The material projections and financial forecasts provided to Raymond James & Associates, Inc. and Keefe, Bruyette & Woods, Inc. are disclosed on page 86 of Amendment No. 1 to the Registration Statement essentially in the format in which they were provided. The applicable disclosure on page 86 has been revised to reiterate that the projections were also provided to the financial advisors. Center and ConnectOne are not aware of any other material projections or forecasts.

While budgets for Center (for 2014 and 2015) and for ConnectOne (for 2014) were provided to the financial advisors, those budgets do not constitute projections or forecasts, but rather constitute documents used by senior management to manage the holding companies’ businesses.

ConnectOne’s Reasons for the Merger. page 54

Comment 20: Please revise to add a bullet discussing the consideration, if any, that the ConnectOne board gave to the shareholder litigation challenging the proposed merger with Center, as disclosed on page 87.

Company response: As we have explained in a conversation with the Staff, no such litigation had been announced at the time that the ConnectOne Board voted on the merger. The Company has inserted a disclosure (page 57) that indicates that the ConnectOne Board considered the possibility of litigation prior to voting upon the merger and, after the litigation was filed, has considered the substance of that litigation.

Opinion of KBW to Center’s Board of Directors, page 62

Comment 21: You disclose in the third full paragraph on page 74 that during the past two years, KBW and an affiliated broker-dealer of KBW provided investment banking and financial advisory services to ConnectOne and received compensation for such services. Please revise to quantify such compensation.

Company response: As initially drafted, the compensation was described in the fourth full paragraph on page (75), separate from the statement referenced by the Staff. The Company has revised the paragraph structure (page 75) so that it is clear that the compensation received by KBW during the past two years was the compensation received in connection with the ConnectOne IPO.

Termination Fees, page 83

Comment 22: Revise the “fiduciary out” and “equitable out” bullets to add the definitions. In this regard, it is not clear from the “Termination” section directly above, those definitions.

Company response: The Company has revised the placement of these definitions, and clarified these definitions, on (pages 83 and 84).

Legal Proceedings, page 87

Comment 23: We note your disclosure regarding the merger litigations. Please revise to describe in greater detail the factual basis underlying the complainants’ allegations that ConnectOne board members had “violated their duties to ConnectOne’ s shareholders in connection with the proposed merger.” Refer to Item 103 of Regulation S-K.

Company response: The Company has added a disclosure on (page 89) to respond to the Staff’s comment and to comply with Item 103 of Regulation S-K.

Comment 24: Please also revise to quantify, to the extent you are able, the potential losses related to the merger litigations.

Company response: The Company is unable to provide this quantification, as it depends in large part upon variables that the Company cannot control. The Company and ConnectOne continue to believe that the substantive allegations are without merit.

Material United States Federal Income Tax Consequences, page 92

Comment 25: Please remove the word “anticipated” from the first sentence of this section.

Company response: The word “anticipated” has been deleted on (page 94).

Comment 26: We note that you have filed a short-form tax opinion. Accordingly, please revise:

•	the last paragraph on page 93 to remove the qualification: “subject to the assumptions and qualifications to be contained in the opinion of Lowenstein Sandler LLP to be delivered at closing.” Because this discussion constitutes the opinion of counsel, any assumptions and qualifications should be contained in this section; and

•	the second full paragraph on page 95 to delete the statements that the tax discussion is “intended only as a summary of material United States federal income tax consequences of the merger” and “is not a complete analysis.” The discussion is the opinion of counsel and should be a complete discussion of the federal income tax consequences of the transaction as required by Item 4 of Form S-4.

Company response: The Company has deleted the qualification in the last paragraph on (page 95) referred to by the Staff. The Company has also deleted the statements referenced by the Staff with respect to the second full paragraph on (page 96).

Executive Compensation

Achievement Incentive Plan, page 116

Comment 27: You disclose that the Achievement Incentive Plan rewards your executive officers for the achievement of ‘individual” and “bank” goals. Please revise to describe the specific individual goals utilized in determining compensation. Also revise to quantify the “bank” goals, if measurable, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Company response: In response to the Staff’s comment, the section describing the Achievement Incentive Plan, or AIP, has been expanded (on pages 118 and 119) to describe the specific details of the individual goals that were utilized in determining compensation for the Named Officers, and the extent to which they were achieved. The bank goals were also quantified to the extent possible.

Legal Matters, page 155

Comment 28: Please provide the address of counsel pursuant to Paragraph 23 of Schedule A to the Securities Act.

Company response: The address has been provided on page 158.

Annex C - Fairness Opinion of Keefe, Bruyette & Woods, Inc.

Comment 29: The first full paragraph on page C-4 states that KBW’s opinion is provided to Center’s board of directors and “is not to be relied upon by any other person or entity, including without limitation any holder of Center Common Stock or ConnectOne Common Stock.” This limitation appears to limit reliance by investors on the opinion. We view this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete the limitation or disclose the basis for the advisor’s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

Company response: A revised letter has been provided by KBW and is attached as Annex C to the joint proxy statement and prospectus, modified to delete the language questioned by the Staff.

Part II.

Exhibits

General

Comment 30: Please file as exhibits:

•	all contracts or forms thereof entered into pursuant to the Merger, including any employment agreements; and

•	the consents of each ConnectOne director nominee named in the registration statement. Refer to Rule 438 of the Securities Act of 1933.

Company response: The Company has added as exhibits the contracts and forms referred to by the Staff and the consents of each ConnectOne director who is expected to become a director of the continuing company. The additional exhibits are listed on page II-3.

Exhibit 23.6

Comment 31: We note that the consent of Raymond James & Associates, Inc., filed as Exhibit 23.6, does not comply with Rule 436(a) of the Securities Act of 1933, as the consent does not expressly state that Raymond James consents to the quotation or summarization of its opinion in the registration statement. Please refile the consent with the proper representation.

Company response: A revised consent has been filed with Amendment No. 1 and is identified on page II-3.

Undertakings

Comment 32: We are unable to locate the undertakings required by Item 512 of Regulation S-K. Refer to Item 22 of Form S4. Please revise or advise.

Company response: As described to the Staff, portions of Part II of the Registration Statement were inadvertently excluded in the EDGAR version of the Registration Statement. Those portions included Item 22, which has been set forth in Part II of Amendment No. 1 to the Registration Statement. Part II follows Annex J.

Center Bancorp. Inc. - Form 10-K for the Fiscal Year Ended December 31. 2013

Report of Independent Registered Public Accounting Firm, page F-3

Comment 33: The staff notes that the report of ParenteBeard LLC on the financial statements of Center Bancorp, Inc. for 2012 and 2011 is dated March 5, 2014 while Exhibit 23.2 Consent of Independent Registered Public Accounting Firm refers to the report dated March 13, 2013 here and in the Form S-4. Please revise or advise.

Company response: There was a typographical error in the Center Annual Report on Form 10-K for the year ended December 31, 2013. The report, as actually signed by ParenteBeard, was dated March 13, 2013. Center has reviewed this matter with ParenteBeard and has determined to amend its Annual Report on Form 10-K by filing a revised report.

ConnectOne Bancorp, Inc. - Form 10-K for the Fiscal Year Ended December 31, 2013

Item 5. Market for Registrant’s Common Equity, page 21

Comment 34: We are unable to locate the performance graph required by Item 201(e) of Regulation S-K. Please advise.

Company response: ConnectOne has advised Center that it is amending its Annual Report on Form 10-K to include the performance graph which was inadvertently omitted. That filing is intended to occur concurrently with Center’s filing of Amendment No. 1 to the Registration Statement.

Exhibit 32

Comment 35: The Exhibit 32 certification presented in ConnectOne’s December 31, 2013 Form 10-K currently refers to the wrong date for the periodic report, referencing the period ending December 31, 2012. As such, please amend to include a newly signed and dated certification referring to the Form 10-K/A. Please ensure that ConnectOne files a full and complete amendment; signatures and Exhibit 31 certifications should also be updated and refer to the Form 10-K/A.

Company response: ConnectOne has advised Center that it is amending its Annual Report on Form 10-K to correct the date on the Exhibit 32 certification (together with updates of the signatures and Exhibit 31 certification). That filing is intended to occur concurrently with Center’s filing of Amendment No. 1 to the Registration Statement.

****

Closing Comments

The Company has authorized the undersigned to acknowledge on its behalf that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at 973-597-2350.

Very truly yours

/s/ Peter H. Ehrenberg

cc:	David Lin, Esq.
Ms. Chris Harley
Mr. Gus Rodriguez
Robert Schwartz, Esq.
Rona Korman, Esq.
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